C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED 2005 SEP 29

05011545

Ref : EC/GS/CPP/210/05

BY AIRMAIL

20th September, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

Dlw 9/30

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 20th September, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding Board Changes
   Date : 16th September, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT
BOARD CHANGES

APPOINTMENT OF NEW DIRECTORS
The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce that Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont (collectively, the "New Directors") have been appointed as executive directors of the Company with effect from 13th September, 2005.

Mr. Meth Jiaravanont, aged 47, obtained a Bachelor's degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. Mr. Jiaravanont has extensive experience in investment, finance, banking and strategic business in Asia and USA. He has been appointed as Executive Vice Chairman of the Company.

Mr. Jiaravanont is currently a director of Chia Tai Enterprises International Limited ("CTEI"), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. He has not held any other directorships in listed public companies in the last three years.

Mr. Meth Jiaravanont is a nephew of Mr. Dhanin Chearavanont, Executive Chairman and Mr. Sumet Jiaravanon, Chairman. He is also a cousin of Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, who are directors of the Company.

As at the date of this announcement, Mr. Jiaravanont holds share options granted under the Company's share option scheme to subscribe for 21,000,000 shares of the Company.

Mr. Anan Athigaphanich, aged 53, graduated from Bangpar University in Agricultural Science and obtained an advanced degree in Agriculture, Sukhothai Thammatirat University, Bangkok, Thailand. Mr. Athigaphanich has extensive experience in agri-business operation and is currently Vice Chairman of the Group's Agro-Industry Business in the PRC and holds various directorships in the Group. He has been appointed as Executive Vice Chairman of the Company. Mr. Athigaphanich has not held any directorships in listed public companies in the last three years.

Mr. Damrongdej Chalongphuntarat, aged 53, obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat is currently Vice Chairman of the Group's Agro-Industry Business in the PRC and holds various directorships in the Group. He has extensive experience in agri-business operations. He has been appointed as Chief Executive Officer of the Company. Mr. Chalongphuntarat has not held any directorships in listed public companies in the last three years.

Mr. Robert Ping-Hsien Ho, aged 56, obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University. Mr. Ho has extensive experience in management and finance and holds various directorships in the Group. He has been appointed as Chief Financial Officer of the Company.

Mr. Ho is currently a director of CTEI. He has not held any other directorships in listed public companies in the last three years.

executive director. There are no other matters relating to the appointment of the New Directors that need to be brought to the attention of the shareholders of the Company.

The Board believes that the background and knowledge of each of the New Directors, their extensive management experience and their valuable expertise will be of great benefit to the Company and its shareholders as a whole. The Board takes this opportunity to welcome each of the New Directors as a member of the Board.

RE-DESIGNATION OF DIRECTORS
The positions on the Board of three of the executive directors of the Company, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont and Mr. Thanakorn Seriburi, have been re-designated as follows, with effect from 13th September, 2005:-

Name	Position
Mr. Sumet Jiaravanon	Chairman
Mr. Dhanin Chearavanont	Executive Chairman
Mr. Thanakorn Seriburi	Executive Vice Chairman

Mr. Sumet Jiaravanon, aged 70, is currently the executive chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. He holds various directorships in the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and USA. He is also a director (president commissioner) of PT. Charoen Pokphand Indonesia Tbk., a company listed on the Jakarta Stock Exchange. He has not held any other directorships in listed public companies in the last three years.

Mr. Sumet Jiaravanon is the brother of Mr. Dhanin Chearavanont, Executive Chairman. He is the father of Mr. Benjamin Jiaravanon, director of the Company, and an uncle of Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont and Mr. Narong Chearavanont, directors of the Company.

As at the date of this announcement, Mr. Jiaravanon holds share options granted under the Company's share option scheme to subscribe for 37,600,000 shares and is interested or deemed to be interested in 1,004,014,695 shares of the Company for the purposes under the SFO.

Mr. Dhanin Chearavanont, aged 66, is currently the chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. He holds various directorships in the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and USA. He is a director of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited, C.P. Seven Eleven Public Company Limited, Siam Makro Public Company Limited and Bangkok Inter Teletech Public Company Limited, companies which are listed on the Stock Exchange of Thailand, and PT. Charoen Pokphand Indonesia Tbk., a company listed on the Jakarta Stock Exchange. Save as disclosed above, Mr. Chearavanont has not held any other directorships in listed public companies in the last three years.

As at the date of this announcement, Mr. Ho holds share options granted under the Company's share option scheme to subscribe for 62,584,807 shares of the Company.

Mr. Bai Shanlin, aged 45, obtained the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs, a Specialist Certificate in Livestock Management in the PRC and a Professional Diploma in Animal Science, Gansu College of Animal Husbandry. Mr. Bai is currently Vice Chairman of the Group's Agro-Industry Business in the PRC and holds various directorships in the Group. He has extensive experience in agri-business operations. He has been appointed as Chief Operating Officer of the Company. Mr. Bai has not held any directorships in any listed public companies in the last three years.

Mr. Soopakij Chearavanont, aged 41, obtained a Bachelor of Science degree from New York University, USA. He has extensive multinational, investment and management experience in various industries.

Mr. Chearavanont is the chairman of CTEI. He is also the chairman of United Broadcasting Corporation Public Company Limited and a director of True Corporation Public Company Limited and C.P. Seven Eleven Public Company Limited, which are companies listed on the Stock Exchange of Thailand. Save as disclosed above, Mr. Chearavanont has not held any other directorships in listed public companies in the last three years.

Mr. Soopakij Chearavanont is a son of Mr. Dhanin Chearavanont, Executive Chairman, and brother of Mr. Narong Chearavanont, director of the Company. He is also a nephew of Mr. Sumet Jiaravanon, Chairman, and a cousin of Mr. Meth Jiaravanont, Mr. Nopadol Chiaravanont and Mr. Benjamin Jiaravanon, directors of the Company.

Mr. Nopadol Chiaravanont, aged 44, obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont has not held any directorships in listed public companies in the last three years.

Mr. Nopadol Chiaravanont is a nephew of Mr. Dhanin Chearavanont, Executive Chairman and Mr. Sumet Jiaravanon, Chairman. He is also a cousin of Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, directors of the Company.

Mr. Benjamin Jiaravanon, aged 34, obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in USA and has extensive experience in business management. Mr. Jiaravanon is currently a director (commissioner) of PT. Charoen Pokphand Indonesia Tbk., a company listed on the Jakarta Stock Exchange. He has not held any other directorships in listed public companies in the last three years.

Mr. Benjamin Jiaravanon is a son of Mr. Sumet Jiaravanon, Chairman, and a nephew of Mr. Dhanin Chearavanont, Executive Chairman. He is also a cousin of Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont and Mr. Narong Chearavanont, directors of the Company.

Mr. Narong Chearavanont, aged 40, obtained a Bachelor of Science degree from New York University, USA, majoring in Business Administration. Mr. Chearavanont has extensive experience in the retail and trading industries. He is a director of CTEI and also a director of C.P. Seven Eleven Public Company Limited, a company listed on the Stock Exchange of Thailand. Save as disclosed above, Mr. Chearavanont has not held any other directorships in listed public companies in the last three years.

Mr. Narong Chearavanont is a son of Mr. Dhanin Chearavanont, Executive Chairman and brother of Mr. Soopakij Chearavanont, director. He is also a nephew of Mr. Sumet Jiaravanon, Chairman, and a cousin of Mr. Meth Jiaravanont, Mr. Nopadol Chiaravanont and Mr. Benjamin Jiaravanon, directors of the Company.

Save as disclosed above, each of the New Directors is not connected with any other directors, senior management or substantial or controlling shareholders of the Company, and each of them does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Each of the New Directors has not entered into any service agreement with the Company to act as an

Mr. Dhanin Chearavanont is the brother of Mr. Sumet Jiaravanon, Chairman. He is the father of Mr. Soopakij Chearavanont and Mr. Narong Chearavanont, directors of the Company, and an uncle of Mr. Meth Jiaravanont, Mr. Nopadol Chiaravanont and Mr. Benjamin Jiaravanon, directors of the Company.

As at the date of this announcement, Mr. Dhanin Chearavanont holds share options granted under the Company's share option scheme to subscribe for 37,600,000 shares of the Company.

Mr. Thanakorn Seriburi, aged 59, is currently the vice chairman of the Charoen Pokphand Group and the chairman of the automotive and other industrial division of the Group. Mr. Seriburi has for many years worked on investment projects for the Group in the PRC and has extensive experience in industrial operations in Asia and elsewhere. Mr. Seriburi holds various directorships in the Group and was a director of Ek Chor China Motorcycle Co. Ltd. (a New York listed public company which was privatized in 2003). Mr. Seriburi has not held any directorships in listed public companies in the last three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As at the date of this announcement, Mr. Seriburi holds share options granted under the Company's share option scheme to subscribe for 80,084,807 shares of the Company.

Save as disclosed above, each of the aforesaid directors is not connected with any other directors, senior management or substantial or controlling shareholders of the Company, and each of them does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. Each of the aforesaid directors has not entered into any service agreement with the Company to act as an executive director. There are no other matters relating to the re-designation of the directors that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF DIRECTORS

The Board also announces that each of Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul and Mr. Veeravat Kanchanadul (collectively, the "Retired Directors", who are aged between 63 and 75) has resigned from his post as director with effect from 13th September, 2005 for personal reasons and to make room for younger blood in the Company's management. At the same time they have become members of an advisory board (the "Advisory Board") which will make available its members' accumulated knowledge and experience to the Board, including the New Directors. Each of Mr. Jaran Chiaravanont and Mr. Montri Jiaravanont has also been appointed the Chairman of the Advisory Board. With the continuing contribution of the Advisory Board, the Board is of the view that the Directors comprising the current Board will be able to call upon the Retired Directors' past knowledge and experience of the management and operations of the Company.

Each of the Retired Directors has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge and thank each of the Retired Directors for their past contributions to the Company as members of the Board and for their continuing contribution as members of the Advisory Board.

As at the date of this announcement, the Board of the Company comprises twelve executive directors, namely Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Budiman Elkana, Mr. Kowit Wattana and Mr. Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Executive Chairman

Hong Kong, 16th September, 2005